                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

(MARK ONE)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                FOR THE TRANSITION PERIOD FROM          TO

                        COMMISSION FILE NUMBER 333-58275

A. Full title of the plans and the address of the plans, if different from that of the issuer below:

           THE PIONEER COMPANIES SAVINGS PLAN FOR SALARIED EMPLOYEES
  THE PIONEER COMPANIES SAVINGS PLAN FOR HENDERSON BARGAINING UNIT EMPLOYEES,
    THE PIONEER COMPANIES SAVINGS PLAN FOR TACOMA BARGAINING UNIT EMPLOYEES,
                  THE KEMWATER NORTH AMERICA SAVINGS PLAN, AND
                           THE ALL PURE SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plans and the address of its principal executive office:

                            PIONEER COMPANIES, INC.

                          4300 BANK OF AMERICA CENTER
                              700 LOUISIANA STREET
                              HOUSTON, TEXAS 77002

TABLE OF CONTENTS
--------------------------------------------------------------------------------



PIONEER COMPANIES SAVINGS PLAN FOR SALARIED EMPLOYEES

                                                                                                                 PAGE

INDEPENDENT AUDITORS' REPORT                                                                                       5

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits As of December 31, 1998 and 1997                                6

   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 1998 and 1997                                                                                    7

   Notes to Financial Statements                                                                                   8

SUPPLEMENTAL SCHEDULES:

   Item 27(a) - Schedule of Assets Held for Investment Purposes As of December 31, 1998                           14

   Item 27(d) - Schedule of Reportable Transactions for the Year Ended December 31, 1998                          15


PIONEER COMPANIES SAVINGS PLAN FOR
HENDERSON BARGAINING UNIT EMPLOYEES


INDEPENDENT AUDITORS' REPORT                                                                                      17

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits As of December 31, 1998 and 1997                               18

   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 1998 and 1997                                                                                   19

   Notes to Financial Statements                                                                                  20

SUPPLEMENTAL SCHEDULES:

   Item 27(a) - Schedule of Assets Held for Investment Purposes As of December 31, 1998                           26

   Item 27(d) - Schedule of Reportable Transactions for the Year Ended December 31, 1998                          27


PIONEER COMPANIES SAVINGS PLAN FOR
TACOMA BARGAINING UNIT EMPLOYEES

INDEPENDENT AUDITORS' REPORT                                                                                      29

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits As of December 31, 1998 and 1997                               30

   Statements of Changes in Net Assets Available for Benefits for the Year
     Ended December 31, 1998 and for the Period from June 16, 1997 (Inception)
     to December 31, 1997                                                                                         31
   Notes to Financial Statements                                                                                  32

PIONEER COMPANIES SAVINGS PLAN FOR
TACOMA BARGAINING UNIT EMPLOYEES (CONT.)


                                                                                                                 PAGE

SUPPLEMENTAL SCHEDULES:

   Item 27(a) - Schedule of Assets Held for Investment Purposes As of December 31, 1998                           37

   Item 27(d) - Schedule of Reportable Transactions for the Year Ended December 31, 1998                          38


KEMWATER NORTH AMERICA SAVINGS PLAN

INDEPENDENT AUDITORS' REPORT                                                                                      40

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits As of December 31, 1998 and 1997                               41

   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 1998 and 1997                                                                                   42

   Notes to Financial Statements                                                                                  43

SUPPLEMENTAL SCHEDULES:

   Item 27(a) - Schedule of Assets Held for Investment Purposes As of December 31, 1998                           48

   Item 27(d) - Schedule of Reportable Transactions for the Year Ended December 31, 1998                          50


ALL PURE SAVINGS PLAN

INDEPENDENT AUDITORS' REPORT                                                                                      52

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits As of December 31, 1998 and 1997                               53

   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 1998 and 1997                                                                                   54

   Notes to Financial Statements                                                                                  55

SUPPLEMENTAL SCHEDULES:

   Item 27(a) - Schedule of Assets Held for Investment Purposes As of December 31, 1998                           60

   Item 27(d) - Schedule of Reportable Transactions for the Year Ended December 31, 1998                          61

LIST OF EXHIBITS                                                                                                  62

PIONEER COMPANIES SAVINGS PLAN
FOR SALARIED EMPLOYEES
(FORMERLY PIONEER CHLOR ALKALI COMPANY, INC.
SAVINGS INVESTMENT PLAN AND TRUST)

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                                                 PAGE

INDEPENDENT AUDITORS' REPORT                                                                                       5

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits As of December 31, 1998 and 1997                                6

   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 1998 and 1997                                                                                    7

   Notes to Financial Statements                                                                                   8

SUPPLEMENTAL SCHEDULES:

   Item 27(a) - Schedule of Assets Held for Investment Purposes As of December 31, 1998                           14

   Item 27(d) - Schedule of Reportable Transactions for the Year Ended December 31, 1998                          15

INDEPENDENT AUDITORS' REPORT

The Plan Administrator of the
    Pioneer Companies Savings Plan
    for Salaried Employees:

We have audited the accompanying statements of net assets available for benefits of the Pioneer Companies Savings Plan for Salaried Employees (formerly Pioneer Chlor Alkali Company, Inc. Savings Investment Plan and Trust) (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and of reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the historical cost of certain fund transactions reported by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


DELOITTE & TOUCHE LLP

June 16, 1999
Houston, Texas

FOR SALARIED EMPLOYEES
(FORMERLY PIONEER CHLOR ALKALI COMPANY, INC.
SAVINGS INVESTMENT PLAN AND TRUST)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


                                                               1998                1997
                                                            -----------        -----------

 ASSETS:
    Investments, at fair value:
       CIGNA Large Company Stock Index Fund                 $   892,811        $        --
       Fidelity Advisor Growth Opportunities Account          5,626,756                 --
       Janus Worldwide Account                                1,155,687                 --
       Other equity funds                                     3,210,548                 --
       Pioneer Companies, Inc. Common Stock                      37,734                 --
       Short-Term Securities Pooled Account                          --            307,645
       Equity A Pooled Account                                       --          3,924,567
       Balanced Account                                              --            421,630
       High Quality Bond Account                                     --             48,630
       Participant loans                                        634,579            475,679
    Investments, at contract value:
       Guaranteed Income Fund                                 5,610,709                 --
       Guaranteed Interest Account                                   --          4,330,638
                                                            -----------        -----------

                 Total investments                           17,168,824          9,508,789

    Contributions receivable                                    140,035              9,326
                                                            -----------        -----------

 NET ASSETS AVAILABLE FOR BENEFITS                          $17,308,859        $ 9,518,115
                                                            ===========        ===========


See notes to financial statements.

PIONEER COMPANIES SAVINGS PLAN
FOR SALARIED EMPLOYEES
(FORMERLY PIONEER CHLOR ALKALI COMPANY, INC.
SAVINGS INVESTMENT PLAN AND TRUST)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


                                                               1998                  1997
                                                            ------------         ------------

 ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Investment income:
       Net appreciation in fair value of investments        $  1,405,183         $    783,760
       Interest                                                  305,666              306,617
    Contributions:
       Employee                                                1,522,281              684,545
       Employer                                                  333,642              243,801
                                                            ------------         ------------

                 Total additions                               3,566,772            2,018,723
                                                            ------------         ------------

 TRANSFERS FROM OTHER PLANS                                    4,930,583                   --
                                                            ------------         ------------

 BENEFITS PAID TO PARTICIPANTS                                  (706,611)            (170,059)
                                                            ------------         ------------

 NET INCREASE IN NET ASSETS AVAILABLE FOR
    BENEFITS                                                   7,790,744            1,848,664

 NET ASSETS AVAILABLE FOR BENEFITS AT:
    Beginning of year                                          9,518,115            7,669,451
                                                            ------------         ------------

    End of year                                             $ 17,308,859         $  9,518,115
                                                            ============         ============


See notes to financial statements.

PIONEER COMPANIES SAVINGS PLAN
FOR SALARIED EMPLOYEES
(FORMERLY PIONEER CHLOR ALKALI COMPANY, INC.
SAVINGS INVESTMENT PLAN AND TRUST)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following description of the Pioneer Companies Savings Plan for Salaried Employees (formerly Pioneer Chlor Alkali Company, Inc. Savings Investment Plan and Trust) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan covering all Pioneer Chlor Alkali Company, Inc. ("PCAC") employees who are not leased employees or members of, or covered by, a collective bargaining unit which has a bargaining agreement with Pioneer Companies, Inc. (the "Company"). Effective July 1, 1998, the Company merged the Pioneer Tacoma Salaried 401(k) Plan (the "Tacoma Plan") into the Plan. In connection with the merger, $4,930,583 of investments was transferred from the Tacoma Plan into the Plan. Also effective July 1, 1998, the Plan changed trustees from Manufacturer's Life Insurance Company ("ManuLife") to Connecticut General Life Insurance Company ("CIGNA").

      CONTRIBUTIONS - Participants may contribute up to 15% of their annual compensation. The total annual contribution may not exceed the maximum amount established by the Internal Revenue Code (the "Code"). The Company makes an employer matching contribution of 50% of a participant's contribution up to 6%, for a maximum match of 3% of the participant's annual compensation. In addition, the Company may make discretionary employer contributions to the Plan for all eligible participants. There were no such contributions during the years ended December 31, 1998 and 1997.

      PARTICIPANT ACCOUNTS AND VESTING - Each participant's account is credited with their contributions and withdrawals and allocations of Company contributions and investment earnings. Participants are always fully vested in their contributions and cumulative earnings thereon. Participants hired before July 1, 1998 vest immediately in Company matching contributions, whereas participants hired after June 30, 1998 vest in Company matching contributions after three years of credited service.

      BENEFITS - A participant may make a partial withdrawal of after-tax contributions (but not earnings thereon) made by the participant prior to 1987 as of any quarter end. If a participant has withdrawn all of their pre-1987 contributions, the participant may withdraw any remaining amount of their after-tax contribution account, including earnings.

      If a participant has made the maximum partial withdrawals allowed, the participant may also withdraw the full amount of the Company matching account provided the participant has made contributions to the Plan for any 60 months prior to the date of the total withdrawal.

      Loans may be granted in a uniform manner to a participant from the balance in their accounts. Loans shall be limited to the lesser of $50,000 or one-half of the value of the vested portion of the participant's account and bear interest at prevailing market rates. Loans are to be repaid through monthly payroll deductions over a period not to exceed five years unless used to purchase a principal residence.

      INVESTMENTS - Effective July 1, 1998, each participant may direct that contributions to their account be invested in the following options:

      o Large Company Stock Index Fund - invests in securities that reflect the composition of the Standard and Poor's 500 Stock Index.
      o Fidelity Advisor Growth Opportunities Account - invests mainly in securities of companies believed to have long-term growth potential.
      o Janus Worldwide Account - invests primarily in common stocks of foreign and domestic issuers.
      o Pioneer Companies, Inc. Common Stock - invests exclusively in the common stock of Pioneer Companies, Inc.
      o    Guaranteed Income Fund - invests in six month, fixed interest rate securities. All principal and interest is guaranteed by CIGNA.
      o    American Century - Twentieth Century Ultra Account - invests in the equity securities of large companies that offer the potential for better-than-average prospects for capital appreciation.
      o CIGNA Lifetime Funds - invest in a combination of high yield bonds, high grade bonds, and equity securities of small companies, large companies, growth companies, and international companies.
      o Neuberger & Berman Guardian Account - invests in equity securities that have good potential capital appreciation.
      o PBHG Growth Account - invests mainly in common stocks and convertible securities of small- and medium-sized growth companies.
      o Invesco Total Return Account - invests in a combination of equity and fixed income securities.
      o Founders Balanced Account - invests primarily in equity securities, corporate obligations, and preferred stock.
      o Founders Growth Account - invests mainly in the common stock of companies with strong performance records and solid market positions.
      o Warburg Pincus Advisor Growth & Income Account - invests mainly in dividend-paying equity securities.
      o Warburg Pincus Advisor Emerging Growth Account - invests in securities of high growth companies.
      o Invesco Dynamics Account - invests primarily in common stock of companies traded on U.S. securities exchanges, as well as over-the-counter.
      o AIM Constellation Account - invests primarily in securities growth companies and companies that have a history of strong performance.
      o    Templeton Growth Account - invests in common stock.
      o Warburg Pincus Advisor International Equity Account - invests in securities of corporations located in a number of foreign countries.
      o    Templeton Foreign Account - invests primarily in common stock.

      Participants may change their investment elections and/or transfer funds at any time.

      Prior to July 1, 1998, the Plan included the following investment options offered by ManuLife: Guaranteed Interest Account, Short-Term Securities Pooled Account, Equity A Pooled Account, Balanced Account and High Quality Bond Account. The Guaranteed Interest Account invested in ManuLife general funds. Transfers and withdrawals from the Guaranteed Interest Account were subject to a market value adjustment. The Short-Term Securities Pooled Account invested primarily in U.S. Treasury Bills, certificates of deposit of major banks, or commercial paper, all with maturity dates of one year or less. The Balanced Account invested primarily in debt and equity securities for long-term, consistent growth of capital. The High Quality Bond Account invested primarily in corporate and U.S. government bonds. The Equity A Pooled Account invested in common stocks and securities convertible into common stocks with an emphasis on high quality growth stocks.

      DISTRIBUTIONS OF ACCOUNTS - Distribution of a participant's account balance may occur due to termination of employment, retirement, disability or death. Upon termination of service, distributions shall be made in a lump-sum amount unless a participant makes the proper election to receive another form of payment as provided by the Plan document. If the participant is married on the benefit date and elects not to receive a lump-sum payment, distributions shall be in the form of a joint and survivor annuity. If the participant is not married on the benefit date, distributions shall be in the form of a single life annuity. As of December 31, 1998 and 1997, there were no amounts payable to participants who have terminated or withdrawn from the Plan.

      FORFEITURES - Forfeited nonvested accounts are used to reduce future employer contributions. Such forfeited amounts were not significant during the years ended December 31, 1998 and 1997.

      PLAN TERMINATION - Although the Company has not expressed any intention to do so, it may terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall be fully vested in his account balance. Distribution of participant account balances will be made in accordance with the modes of distribution provided for under the Plan.

2.    SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accompanying financial statements are presented on the accrual basis of accounting.

      INVESTMENTS - The Guaranteed Income Fund and the Guaranteed Interest Account are valued at contract value. Contract value represents the contributed amounts plus accumulated interest less funds used to pay benefits. Contract value approximates fair market value as estimated by CIGNA and ManuLife. Other investments are reported in the financial statements at fair values based on the quoted market prices. Loans are valued at cost which approximates fair value.

      PLAN EXPENSES - Administrative expenses, to the extent not paid by the Company, are paid from Plan assets.

      TAX STATUS - The Plan obtained its latest determination letter dated March 1, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Company believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

      RECLASSIFICATIONS - Certain prior year amounts have been reclassified to conform with the current year presentation.

3.    SUPPLEMENTAL FUND INFORMATION

Prior to July 1, 1998, the Plan's investments were held in trust by ManuLife. As of July 1, 1998, all investments were transferred to CIGNA. The following is a summary of the contributions, benefit payments, investment income, plan transfers, and interfund transfers by fund for the years ended December 31, 1998 and 1997:

                                                            1998                 1997
                                                         -----------         -----------

EMPLOYEE CONTRIBUTIONS

 CIGNA:
    Large Company Stock Index Fund                       $    16,556         $        --
    Fidelity Advisor Growth Opportunities Account            324,524                  --
    Janus Worldwide Account                                   30,661                  --
    Other equity funds                                       160,443                  --
    Guaranteed Income Fund                                   231,163                  --
 ManuLife:
    Short-Term Securities Pooled Account                      28,092              36,204
    Equity A Pooled Account                                  402,041             487,819
    Balance Account                                          248,818              72,473
    High Quality Bond Account                                 20,195               9,538
    Guaranteed Interest Account                              226,484             294,214
 Pioneer Companies, Inc. Common Stock                         22,923                  --
 Participant Loans                                          (189,619)           (215,703)
                                                         -----------         -----------

 Total Employee Contributions                            $ 1,522,281         $   684,545
                                                         ===========         ===========

 EMPLOYER CONTRIBUTIONS

 CIGNA:
    Large Company Stock Index Fund                       $     2,425         $        --
    Fidelity Advisor Growth Opportunities Account             64,716                  --
    Janus Worldwide Account                                    2,395                  --
    Other equity funds                                        25,264                  --
    Guaranteed Income Fund                                    48,062                  --
 ManuLife:
    Short-Term Securities Pooled Account                       8,258              10,851
    Equity A Pooled Account                                   98,475             124,394
    Balance Account                                           23,569              23,824
    High Quality Bond Account                                  3,614               2,903
    Guaranteed Interest Account                               49,988              81,829
 Pioneer Companies, Inc. Common Stock                          6,876                  --
                                                         -----------         -----------

 Total Employer Contributions                            $   333,642         $   243,801
                                                         ===========         ===========

                                                            1998             1997
                                                         ----------       ----------

BENEFIT PAYMENTS

CIGNA:
    Large Company Stock Index Fund                       $   (1,486)      $       --
    Fidelity Advisor Growth Opportunities Account           (68,120)              --
    Janus Worldwide Account                                  (1,778)              --
    Other equity funds                                      (36,403)              --
    Guaranteed Income Fund                                 (274,361)              --
ManuLife:
    Short-Term Securities Pooled Account                    (17,665)         (16,616)
    Equity A Pooled Account                                (406,903)        (198,956)
    Balance Account                                          (9,851)         (19,847)
    High Quality Bond Account                                (4,407)         (10,921)
    Guaranteed Interest Account                             (87,362)        (191,572)
Pioneer Companies, Inc. Common Stock                         (1,397)              --
Participant Loans                                           203,122          267,853
                                                         ----------       ----------

Total Benefit Payments                                   $ (706,611)      $ (170,059)
                                                         ==========       ==========

INTEREST INCOME

 CIGNA - Guaranteed Income Fund                          $  150,076       $       --
 ManuLife - Guaranteed Interest Account                     120,463          274,487
 Participant Loans                                           35,127           32,130
                                                         ----------       ----------

 Total Interest Income                                   $  305,666       $  306,617
                                                         ==========       ==========

 NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

 CIGNA:
    Large Company Stock Index Fund                       $   54,581       $       --
    Fidelity Advisor Growth Opportunities Account           474,826               --
    Janus Worldwide Account                                  92,350               --
    Other equity funds                                      217,564               --
 ManuLife:
    Short-Term Securities Pooled Account                      7,116           14,854
    Equity A Pooled Account                                 505,339          708,103
    Balanced Account                                         45,193           57,340
    High Quality Bond Account                                 2,210            3,463
 Pioneer Companies, Inc. Common Stock                         6,004               --
                                                         ----------       ----------

 Total Net Appreciation in Fair Value of Investments     $1,405,183       $  783,760
                                                         ==========       ==========

                                                            1998                 1997
                                                         -----------         -----------

PLAN TRANSFERS

 CIGNA:
    Guaranteed Income Fund                               $ 5,472,985         $        --
    Large Company Stock Index Fund                           708,600                  --
    Fidelity Advisor Growth Opportunities Account          5,237,805                  --
    Janus Worldwide Account                                  910,180                  --
    Other equity funds                                     2,793,549                  --
 ManuLife:
    Guaranteed Interest Account                           (4,626,319)                 --
    Short-Term Securities Pooled Account                    (326,605)                 --
    Equity A Pooled Account                               (4,525,309)                 --
    Balanced Account                                        (765,141)                 --
    High Quality Bond Account                                (62,729)                 --
 Pioneer Companies, Inc. Common Stock                          3,297                  --
 Participant Loans                                           110,270                  --
                                                         -----------         -----------

 Total Net Transfers In (Out)                            $ 4,930,583         $        --
                                                         ===========         ===========

 INTERFUND TRANSFERS

 CIGNA:
    Guaranteed Income Fund                               $    30,303         $        --
    Large Company Stock Index Fund                           119,697                  --
    Fidelity Advisor Growth Opportunities Account           (359,340)                 --
    Janus Worldwide Account                                  131,667                  --
    Other equity funds                                        77,673                  --
 ManuLife:
    Guaranteed Interest Account                              (18,363)        $  (205,026)
    Short-Term Securities Pooled Account                      (7,159)            (83,520)
    Equity A Pooled Account                                   (2,262)            235,499
    Balanced Account                                          35,347              49,521
    High Quality Bond Account                                 (7,563)              3,526
                                                         -----------         -----------

 Total Net Interfund Transfers                           $        --         $        --
                                                         ===========         ===========


4.       GUARANTEED INTEREST ACCOUNTS

The stated interest rate for the Guaranteed Income Fund held by CIGNA was 6% as of December 31, 1998. The stated interest rate for the Guaranteed Interest Account held by ManuLife was 6% as of December 31, 1997. The average yield for the Guaranteed Income Fund held by CIGNA was 6.15% for the year ended December 31, 1998. The average yield for the Guaranteed Interest Account held by ManuLife was 5.38% and 6.81% for the years ended December 31, 1998 and 1997, respectively.

                                     ******

PIONEER COMPANIES SAVINGS PLAN
FOR SALARIED EMPLOYEES
(FORMERLY PIONEER CHLOR ALKALI COMPANY, INC.
SAVINGS INVESTMENT PLAN AND TRUST)

Item 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                                                   (c)
                      (b)                              DESCRIPTION OF INVESTMENT,
               IDENTITY OF ISSUE,                       INCLUDING MATURITY DATE,                                        (e)
               BORROWER, LESSOR,                         RATE OF INTERESTS, PAR                       (d)             CURRENT
(a)             OR SIMILAR PARTY                             OR MARKET VALUE                          COST             VALUE

 *   Connecticut General Life Insurance    Large Company Stock Index Fund                          $ 715,596          $ 892,811

 *   Connecticut General Life Insurance    Fidelity Advisor Growth Opportunities Account           4,823,895          5,626,756

 *   Connecticut General Life Insurance    Janus Worldwide Account                                 1,020,283          1,155,687

 *   Pioneer Companies, Inc.               Pioneer Companies, Inc. Common Stock                      132,277             37,734

 *   Connecticut General Life Insurance    Guaranteed Income Fund                                  5,610,709          5,610,709

 *   Connecticut General Life Insurance    American Century - 20th Century Ultra Account             417,826            483,117

 *   Connecticut General Life Insurance    CIGNA Lifetime 60                                          22,850             25,962

 *   Connecticut General Life Insurance    CIGNA Lifetime 50                                         167,794            190,622

 *   Connecticut General Life Insurance    CIGNA Lifetime 40                                          28,681             32,449

 *   Connecticut General Life Insurance    CIGNA Lifetime 30                                          38,911             43,882

 *   Connecticut General Life Insurance    CIGNA Lifetime 20                                           1,881              2,103

 *   Connecticut General Life Insurance    Neuberger & Berman Guardian Account                       132,725            144,202

 *   Connecticut General Life Insurance    PBHG Growth Account                                       291,077            156,446

 *   Connecticut General Life Insurance    Invesco Total Return Account                              746,761            808,675

 *   Connecticut General Life Insurance    Founders Balanced Account                                 348,128            398,152

 *   Connecticut General Life Insurance    Founders Growth Account                                   188,413            219,250

 *   Connecticut General Life Insurance    Warburg Pincus Advisor Growth & Income Account            127,315            138,129

 *   Connecticut General Life Insurance    Warburg Pincus Advisor Emerging Growth Account             99,732            109,784

 *   Connecticut General Life Insurance    Invesco Dynamics Account                                   70,828             80,279

 *   Connecticut General Life Insurance    AIM Constellation Account                                 154,692            177,377

 *   Connecticut General Life Insurance    Templeton Growth Account                                  111,872            107,080

 *   Connecticut General Life Insurance    Warburg Pincus Advisor International Equity Account        23,006             21,455

 *   Connecticut General Life Insurance    Templeton Foreign Account                                  77,984             71,584

 *   Loans to participants                 Maturities up to five years with interest rates
                                              from 7% to 8.5%                                        634,579            634,579
                                                                                                 -----------        -----------

                                                                                                 $15,987,815        $17,168,824
                                                                                                 ===========        ===========


 *   Party-in-interest

PIONEER COMPANIES SAVINGS PLAN
FOR SALARIED EMPLOYEES
(FORMERLY PIONEER CHLOR ALKALI COMPANY, INC.
SAVINGS INVESTMENT PLAN AND TRUST)

Item 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------





               (a)                                       (b)                     (c)           (d)               (g)
           IDENTITY OF                               DESCRIPTION               PURCHASE      SELLING           COST OF
          PARTY INVOLVED                               OF ASSET                  PRICE         PRICE             ASSET

INDIVIDUAL TRANSACTIONS IN EXCESS OF 5%
OF PLAN ASSETS AS OF DECEMBER 31, 1997

*Connecticut General Life                    Large Company Stock Index Fund     $ 691,575                          $ 691,575
 Insurance

*Connecticut General Life                    Janus Worldwide Account              890,405                            890,405
 Insurance

*Connecticut General Life                    Fidelity Advisor Growth            4,296,926                          4,296,926
 Insurance                                    Opportunities Account               603,117                            603,117

*Connecticut General Life                    Invesco Total Return Account
 Insurance                                                                        752,141                            752,141

*The Manufacturers Life                      Guaranteed Interest Account                       $ 4,626,319                **
 Insurance Company

*The Manufacturers Life                      Equity A Pooled Account                             4,525,309                **
 Insurance Company

*The Manufacturers Life                      Balanced Account                                      765,141                **
 Insurance Company

SERIES OF TRANSACTIONS IN EXCESS OF 5%
OF PLAN ASSETS AS OF DECEMBER 31, 1997

*Connecticut General Life                    Guaranteed Income Fund             6,080,054                          6,080,054
 Insurance                                                                                       $ 587,974           587,974

*Connecticut General Life                    Invesco Total Return Account         983,655                            983,655
 Insurance                                                                                         235,073           226,251

*Connecticut General Life                    Large Company Stock Index Fund       839,717                            839,717
 Insurance                                                                                           1,486             1,430

*Connecticut General Life                    Fidelity Advisor Growth            5,436,221                          5,436,221
 Insurance                                    Opportunities Account                                532,673           528,596

*Connecticut General Life                    American Century - 20th Century      506,853                            506,853
 Insurance                                    Ultra Account                                         73,672            73,711

*Connecticut General Life                    Janus Worldwide Account            1,127,951                          1,127,951
 Insurance                                                                                          64,614            63,999

*The Manufacturers Life                      Guaranteed Interest Account          324,847                                 **
 Insurance Company                                                                               4,878,976

*The Manufacturers Life                      Equity A Pooled Account              585,025                            585,025
 Insurance Company                                                                               4,728,933                **

*The Manufacturers Life                      Balanced Account                     247,555                            247,555
 Insurance Company                                                                                 777,492                **

                                                                                  (h)
                                                                                CURRENT
                                                                                  VALUE
               (a)                                  (b)                        OF ASSET ON        (i)
           IDENTITY OF                          DESCRIPTION                    TRANSACTION      NET GAIN
          PARTY INVOLVED                          OF ASSET                        DATE          OR LOSS

INDIVIDUAL TRANSACTIONS IN EXCESS OF 5%
OF PLAN ASSETS AS OF DECEMBER 31, 1997

*Connecticut General Life               Large Company Stock Index Fund            $ 691,575
 Insurance

*Connecticut General Life               Janus Worldwide Account                     890,405
 Insurance

*Connecticut General Life               Fidelity Advisor Growth                   4,296,926
 Insurance                               Opportunities Account                      603,117

*Connecticut General Life               Invesco Total Return Account
 Insurance                                                                          752,141

*The Manufacturers Life                 Guaranteed Interest Account               4,626,319         **
 Insurance Company

*The Manufacturers Life                 Equity A Pooled Account                   4,525,309         **
 Insurance Company

*The Manufacturers Life                 Balanced Account                            765,141         **
 Insurance Company

SERIES OF TRANSACTIONS IN EXCESS OF 5%
OF PLAN ASSETS AS OF DECEMBER 31, 1997

*Connecticut General Life               Guaranteed Income Fund                    6,080,054
 Insurance                                                                          587,974

*Connecticut General Life               Invesco Total Return Account                983,655
 Insurance                                                                          235,073    $ 8,822

*Connecticut General Life               Large Company Stock Index Fund              839,717
 Insurance                                                                            1,486         56

*Connecticut General Life               Fidelity Advisor Growth                   5,436,221
 Insurance                               Opportunities Account                      532,673      4,067

*Connecticut General Life               American Century - 20th Century             506,853
 Insurance                               Ultra Account                               73,672        (39)

*Connecticut General Life               Janus Worldwide Account                   1,127,951
 Insurance                                                                           64,614        615

*The Manufacturers Life                 Guaranteed Interest Account                 324,847    324,847
 Insurance Company                                                                4,878,976         **

*The Manufacturers Life                 Equity A Pooled Account                     585,025
 Insurance Company                                                                4,728,933         **

*The Manufacturers Life                 Balanced Account                            247,555
 Insurance Company                                                                  777,492         **

*Party-in-interest

**Cost is not determinable based on the information maintained by The
  Manufacturers Life Insurance Company

PIONEER COMPANIES SAVINGS PLAN FOR
HENDERSON BARGAINING UNIT EMPLOYEES
(FORMERLY PIONEER CHLOR ALKALI COMPANY, INC.
BARGAINING UNIT SAVINGS INVESTMENT PLAN)

TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                                                                 PAGE

INDEPENDENT AUDITORS' REPORT                                                                                      17

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits As of December 31, 1998 and 1997                               18

   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 1998 and 1997                                                                                   19

   Notes to Financial Statements                                                                                  20

SUPPLEMENTAL SCHEDULES:

   Item 27(a) - Schedule of Assets Held for Investment Purposes As of December 31, 1998                           26

   Item 27(d) - Schedule of Reportable Transactions for the Year Ended December 31, 1998                          27

INDEPENDENT AUDITORS' REPORT


The Plan Administrator of the
    Pioneer Companies Savings Plan for
    Henderson Bargaining Unit Employees:

We have audited the accompanying statements of net assets available for benefits of the Pioneer Companies Savings Plan for Henderson Bargaining Unit Employees (formerly Pioneer Chlor Alkali Company, Inc. Bargaining Unit Savings Investment Plan) (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and of reportable transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the historical cost of certain fund transactions reported by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


DELOITTE & TOUCHE LLP

June 16, 1999
Houston, Texas

PIONEER COMPANIES SAVINGS PLAN FOR
HENDERSON BARGAINING UNIT EMPLOYEES
(FORMERLY PIONEER CHLOR ALKALI COMPANY, INC.
BARGAINING UNIT SAVINGS INVESTMENT PLAN)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


                                                                1998              1997
                                                             ----------        ----------

 ASSETS:
    Investments, at fair value:
        Invesco Total Return Account                         $  191,357        $       --
        Fidelity Advisor Growth Opportunities Account           475,169                --
        Founders Balanced Account                                 6,583                --
        Invesco Dynamics Account                                  3,914                --
        Short-Term Securities Pooled Account                         --            55,662
        Equity A Pooled Account                                      --           335,421
        Balanced Account                                             --           176,798
        High Quality Bond Account                                    --            13,699
        Pioneer Companies, Inc. Common Stock                      4,380                --
        Participant loans                                       180,684           177,069
    Investments, at contract value:
         Guaranteed Income Fund                               1,499,953                --
         Guaranteed Interest Account                                 --         1,307,636
                                                             ----------        ----------

                 Total investments                            2,362,040         2,066,285

    Contributions receivable                                     46,819            18,724
                                                             ----------        ----------

 NET ASSETS AVAILABLE FOR BENEFITS                           $2,408,859        $2,085,009
                                                             ==========        ==========


See notes to financial statements.

PIONEER COMPANIES SAVINGS PLAN FOR
HENDERSON BARGAINING UNIT EMPLOYEES
(FORMERLY PIONEER CHLOR ALKALI COMPANY, INC.
BARGAINING UNIT SAVINGS INVESTMENT PLAN)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


                                                               1998                1997
                                                            -----------         -----------

 ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Investment income:
       Net appreciation in fair value of investments        $   114,292         $    80,663
       Interest                                                  88,392              93,722
    Contributions:
       Employer                                                  90,001              78,248
       Employee                                                 328,508             258,298
                                                            -----------         -----------

                 Total additions                                621,193             510,931
                                                            -----------         -----------

 BENEFITS PAID TO PARTICIPANTS                                 (297,343)            (97,753)
                                                            -----------         -----------

 NET INCREASE IN NET ASSETS AVAILABLE
    FOR BENEFITS                                                323,850             413,178

 NET ASSETS AVAILABLE FOR BENEFITS AT:
    Beginning of year                                         2,085,009           1,671,831
                                                            -----------         -----------

    End of year                                             $ 2,408,859         $ 2,085,009
                                                            ===========         ===========


See notes to financial statements.

PIONEER COMPANIES SAVINGS PLAN FOR
HENDERSON BARGAINING UNIT EMPLOYEES
(FORMERLY PIONEER CHLOR ALKALI COMPANY, INC.
BARGAINING UNIT SAVINGS INVESTMENT PLAN)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

The following description of the Pioneer Companies Savings Plan for Henderson Bargaining Unit Employees (formerly the Pioneer Chlor Alkali Company, Inc. Bargaining Unit Savings Investment Plan) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL - The Plan is a defined contribution plan covering all Henderson employees who are covered by a collective bargaining unit which has a bargaining agreement with Pioneer Chlor Alkali Company, Inc. (the "Company"). Effective July 1, 1998, the Plan changed trustees from Manufacturer's Life Insurance Company ("ManuLife") to Connecticut General Life Insurance Company ("CIGNA").

CONTRIBUTIONS - Participants may contribute up to 15% of their annual compensation. The total annual contribution may not exceed the maximum amount established by the Internal Revenue Code (the "Code"). The Company makes an employer matching contribution of 50% of a participant's contribution up to 6%, for a maximum match of 3% of the participant's annual compensation. In addition, the Company may make discretionary employer contributions to the Plan for all eligible participants. There were no such contributions during the years ended December 31, 1998 and 1997.

PARTICIPANT ACCOUNTS AND VESTING - Each participant's account is credited with their contributions and withdrawals and allocations of Company contributions and investment earnings. Participants are always fully vested in their contributions and cumulative earnings thereon. Participants hired before July 1, 1998 vest immediately in Company matching contributions, whereas participants hired after June 30, 1998 vest in Company matching contributions after three years of credited service.

BENEFITS - A participant may make a partial withdrawal of after-tax contributions (but not earnings thereon) made by the participant prior to 1987 as of any quarter-end. If the participant has withdrawn all of their pre-1987 contributions, the participant may withdraw any remaining amount of their after-tax contribution account, including earnings.

If a participant has made the maximum partial withdrawals allowed, the participant may also withdraw the full amount of the Company matching account provided the participant has made contributions to the Plan for any 60 months prior to the date of the total withdrawal.

Loans may be granted in a uniform manner to participants from the balance in their accounts. Loans shall be limited to the lesser of $50,000 or one-half of the value of the vested portion of the participant's account and bear interest at prevailing market rates. Loans are to be repaid through monthly payroll deductions over a period not to exceed five years unless used to purchase a principal residence.

INVESTMENTS - Effective July 1, 1998, each participant may direct that contributions to their account be invested in the following options:

o Invesco Total Return Account - invests in a combination of equity and fixed income securities.
o Fidelity Advisor Growth Opportunities Account - invests mainly in securities of companies believed to have long-term growth potential.
o Founders Balanced Account - invests primarily in equity securities, corporate obligations, and preferred stock.
o Invesco Dynamics Account - invests primarily in common stock of companies traded on U.S. securities exchanges, as well as over-the-counter.
o Pioneer Companies, Inc. Common Stock - invests exclusively in the common stock of Pioneer Companies, Inc.
o Guaranteed Income Fund - invests in six month, fixed interest rate securities. All principal and interest is guaranteed by CIGNA.
o Large Company Stock Index Fund - invests in securities that reflect the composition of the Standard and Poor's 500 Stock Index.
o Janus Worldwide Account - invests primarily in common stocks of foreign and domestic issuers.
o American Century - Twentieth Century Ultra Account - invests in the equity securities of large companies that offer the potential for better-than-average prospects for capital appreciation.
o CIGNA Lifetime Funds - invest in a combination of high yield bonds, high grade bonds, and equity securities of small companies, large companies, growth companies, and international companies.
o Neuberger & Berman Guardian Account - invests in equity securities that have good potential capital appreciation.
o PBHG Growth Account - invests mainly in common stocks and convertible securities of small- and medium-sized growth companies.
o Founders Growth Account - invests mainly in the common stock of companies with strong performance records and solid market positions.
o Warburg Pincus Advisor Growth & Income Account - invests mainly in dividend-paying equity securities.
o Warburg Pincus Advisor Emerging Growth Account - invests in securities of high-growth companies.
o AIM Constellation Account - invests primarily in securities growth companies and companies that have a history of strong performance.
o Templeton Growth Account - invests in common stock.
o Warburg Pincus Advisor International Equity Account - invests in securities of corporations located in a number of foreign countries.
o Templeton Foreign Account - invests primarily in common stock.

Participants may change their investment elections and/or transfer funds at any time.

Prior to July 1, 1998, the Plan included the following investment options offered by ManuLife: Guaranteed Interest Account, Short-Term Securities Pooled Account, Equity A Pooled Account, Balanced Account and High Quality Bond Account. The Guaranteed Interest Account invested in ManuLife general funds. Transfers and withdrawals from the Guaranteed Interest Account were subject to a market value adjustment. The Short-Term Securities Pooled Account invested primarily in U.S. Treasury Bills, certificates of deposit of major banks, or commercial paper, all with maturity dates of one year or less. The Balanced Account invested primarily in debt and equity securities for long-term, consistent growth of capital. The High Quality Bond Account invested primarily in corporate and U.S. government bonds. The Equity A Pooled Account invested in common stocks and securities convertible into common stocks with an emphasis on high quality growth stocks.

DISTRIBUTIONS OF ACCOUNTS - Distribution of a participant's account balance may occur due to termination of employment, retirement, disability or death. Upon termination of service, distributions shall be made in a lump-sum amount unless a participant makes the proper election to receive another form of payment as provided by the Plan document. If the participant is married on the benefit date and elects not to receive a lump-sum payment, distributions shall be in the form of a joint and survivor annuity. If the participant is not married on the benefit date, distributions shall be in the form of a single life annuity. As of December 31, 1998 and 1997, there were no amounts payable to participants who have terminated or withdrawn from the Plan.

FORFEITURES - Forfeited nonvested accounts are used to reduce future employer contributions. Such forfeited amounts were not significant during the years ended December 31, 1998 and 1997.

PLAN TERMINATION - Although the Company has not expressed any intention to do so, it may terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall be fully vested in his account balance. Distribution of participant account balances will be made in accordance with the modes of distribution provided for under the Plan.

2.    SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The accompanying financial statements are presented on the accrual basis of accounting.

INVESTMENTS - The Guaranteed Income Fund and the Guaranteed Interest Account are valued at contract value. Contract value represents the contributed amounts plus accumulated interest less funds used to pay benefits. Contract value approximates fair market value as estimated by CIGNA and ManuLife. Other investments are reported in the financial statements at fair values based on the quoted market prices. Loans are valued at cost which approximates fair value.

PLAN EXPENSES - Administrative expenses, to the extent not paid by the Company, are paid from Plan assets.

TAX STATUS - The Plan obtained its latest determination letter dated March 1, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Company believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

RECLASSIFICATIONS - Certain prior year amounts have been reclassified to conform to the current year presentation.

3.    SUPPLEMENTAL FUND INFORMATION

Prior to July 1, 1998, the Plan's investments were held in trust by ManuLife. As of July 1, 1998, all investments were transferred to CIGNA. The following is a summary of the contributions, benefit payments, investment income, plan transfers and interfund transfers by fund for the years ended December 31, 1998 and 1997:



                                                            1998              1997
                                                         ---------         ---------

EMPLOYEE CONTRIBUTIONS:

CIGNA:
    Invesco Total Return Account                         $  28,112         $      --
    Fidelity Advisor Growth Opportunities Account           65,625                --
    Founders Balanced Account                                  141                --
    Invesco Dynamics Account                                   363                --
    Guaranteed Income Fund                                 138,861                --
 ManuLife:
    Short-Term Securities Pooled Account                     9,371            12,092
    Equity A Pooled Account                                 57,749            85,956
    Balanced Account                                        27,824            40,685
    High Quality Bond Account                                  673             6,691
    Guaranteed Interest Account                             98,222           210,427
 Pioneer Companies, Inc. Common Stock                        4,315                --
 Participant Loans                                        (102,748)          (97,553)
                                                         ---------         ---------

 Total Employee Contributions                            $ 328,508         $ 258,298
                                                         =========         =========

 EMPLOYER CONTRIBUTIONS:

 CIGNA:
    Invesco Total Return Account                         $   5,473         $      --
    Fidelity Advisor Growth Opportunities Account           12,225                --
    Invesco Dynamics Account                                   140                --
    Guaranteed Income Fund                                  23,079                --

 ManuLife:
    Short-Term Securities Pooled Account                     2,678             3,203
    Equity A Pooled Account                                 13,776            19,385
    Balanced Account                                         6,961             9,439
    High Quality Bond Account                                  525             1,414
    Guaranteed Interest Account                             24,402            44,807
 Pioneer Companies, Inc. Common Stock                          742                --
                                                         ---------         ---------

 Total Employer Contributions                            $  90,001         $  78,248
                                                         =========         =========

                                                              1998               1997
                                                            ---------         ---------

BENEFITS PAID TO PARTICIPANTS:

CIGNA:
    Invesco Total Return Account                            $ (13,965)        $      --
    Fidelity Advisor Growth Opportunities Account             (27,721)               --
    Guaranteed Income Fund                                   (145,122)               --
 ManuLife:
    Short-Term Securities Pooled Account                           --           (16,668)
    Equity A Pooled Account                                   (26,666)          (32,756)
    Balanced Account                                           (5,039)          (14,272)
    Guaranteed Interest Account                              (172,646)         (147,590)
 Participant Loans                                             93,816           113,533
                                                            ---------         ---------

 Total Benefits Paid to Participants                        $(297,343)        $ (97,753)
                                                            =========         =========

 INTEREST INCOME:

 CIGNA - Guaranteed Income Fund                             $  41,735         $      --
 ManuLife - Guaranteed Interest Account                        34,109            80,925
 Participant Loans                                             12,548            12,797
                                                            ---------         ---------

 Total Interest Income                                      $  88,392         $  93,722
                                                            =========         =========

 NET APPRECIATION (DEPRECIATION) IN FAIR VALUE
    OF INVESTMENTS:

 CIGNA:
    Invesco Total Return Account                            $  10,562         $      --
    Fidelity Advisor Growth Opportunities Account                 453                --
    Founders Balanced Account                                  42,490                --
    Invesco Dynamics Account                                      800                --
 ManuLife:
    Short-Term Securities Pooled Account                        1,416             2,372
    Equity A Pooled Account                                    43,488            58,834
    Balanced Account                                           15,066            18,534
    High Quality Bond Account                                     537               923
 Pioneer Companies, Inc. Common Stock                            (520)               --
                                                            ---------         ---------

 Total Net Appreciation in Fair Value of Investments        $ 114,292         $  80,663
                                                            =========         =========

                                                            1998                 1997
                                                         -----------         -----------

PLAN TO PLAN TRANSFERS:

CIGNA:
    Guaranteed Income Fund                               $ 1,350,761         $        --
    Invesco Total Return Account                             228,237                  --
    Fidelity Advisor Growth Opportunities Account            446,427                  --
 ManuLife:
    Guaranteed Interest Account                           (1,251,590)                 --
    Short-Term Securities Pooled Account                     (69,828)                 --
    Equity A Pooled Account                                 (455,383)                 --
    Balanced Account                                        (232,604)                 --
    High Quality Bond Account                                (16,020)                 --
 Participant Loans                                                --                   --
                                                         -----------         -----------

 Total Net Transfers In (Out)                            $        --         $        --
                                                         ===========         ===========

 INTERFUND TRANSFERS:

 CIGNA:
    Guaranteed Income Fund                               $    63,404         $        --
    Invesco Total Return Account                             (41,518)                 --
    Founders Balanced Account                                  6,130                  --
    Fidelity Advisor Growth Opportunities Account            (30,711)                 --
    Invesco Dynamics Account                                   2,695                  --
 ManuLife:
    Guaranteed Interest Account                              (33,314)            (47,094)
    Short-Term Securities Pooled Account                          --                (501)
    Equity A Pooled Account                                   24,100               8,209
    Balanced Account                                           9,214              40,822
    High Quality Bond Account                                     --              (1,436)
 Participant Loans                                                --                  --
                                                         -----------         -----------

 Total Net Interfund Transfers                           $        --         $        --
                                                         ===========         ===========


4.    GUARANTEED INTEREST ACCOUNTS

The stated interest rate for the Guaranteed Income Fund held by CIGNA was 6% as of December 31, 1998. The stated interest rate for the Guaranteed Interest Account held by ManuLife was 6% as of December 31, 1997. The average yield for the Guaranteed Income Fund held by CIGNA was 6.15% for the year ended December 31, 1998. The average yield for the Guaranteed Interest Account held by ManuLife was 5.38% and 6.81% for the years ended December 31, 1998 and 1997, respectively.

                                     ******

PIONEER COMPANIES SAVINGS PLAN FOR
HENDERSON BARGAINING UNIT EMPLOYEES
(FORMERLY PIONEER CHLOR ALKALI COMPANY, INC.
BARGAINING UNIT SAVINGS INVESTMENT PLAN)

Item 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                                                 (c)
                      (b)                            DESCRIPTION OF INVESTMENT,
               IDENTITY OF ISSUE,                     INCLUDING MATURITY DATE,                                 (e)
               BORROWER, LESSOR,                       RATE OF INTERESTS, PAR                   (d)          CURRENT
 (a)            OR SIMILAR PARTY                           OR MARKET VALUE                      COST          VALUE

  *   Connecticut General Life Insurance   Invesco Total Return Account                        $  177,899     $  191,357

  *   Connecticut General Life Insurance   Founders Balanced Account
                                                                                                    6,130          6,583

  *   Connecticut General Life Insurance   Fidelity Advisor Growth Opportunities Account
                                                                                                  412,214        475,169

  *   Connecticut General Life Insurance   Invesco Dynamics Account
                                                                                                    3,114          3,914

  *   Pioneer Companies, Inc.              Pioneer Companies, Inc. Common Stock
                                                                                                    4,963          4,380

  *   Connecticut General Life Insurance   Guaranteed Income Fund
                                                                                                1,499,953      1,499,953

  *   Loans to participants                Maturities up to five years with interest rates
                                              from 7.25% to 9%
                                                                                                  180,684        180,684
                                                                                               ----------     ----------

                                                                                               $2,284,957     $2,362,040
                                                                                               ==========     ==========


*Party-in-interest

PIONEER COMPANIES SAVINGS PLAN FOR
HENDERSON BARGAINING UNIT EMPLOYEES
(FORMERLY PIONEER CHLOR ALKALI COMPANY, INC.
BARGAINING UNIT SAVINGS INVESTMENT PLAN)

Item 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------





               (a)                                   (b)                       (c)            (d)           (g)
            IDENTITY OF                           DESCRIPTION                 PURCHASE       SELLING       COST OF
          PARTY INVOLVED                           OF ASSET                   PRICE          PRICE         ASSET

Individual transactions in excess of 5%
of Plan assets as of December 31, 1997

*Connecticut General Life                    Guaranteed Income Fund          $ 1,350,761                 $ 1,350,761
    Insurance

*Connecticut General Life                    Invesco Total Return Account        228,237                     228,237
    Insurance

*Connecticut General Life                    Fidelity Advisor Growth             446,427                     446,427
    Insurance                                   Opportunities Account

*The Manufacturers Life                      Guaranteed Interest Account                  $ 1,251,590             **
   Insurance Company

*The Manufacturers Life                      Equity A Pooled Account                          455,383             **
   Insurance Company

*The Manufacturers Life                      Balanced Account                                 232,604             **
   Insurance Company


SERIES OF TRANSACTIONS IN EXCESS OF 5%
OF PLAN ASSETS AS OF DECEMBER 31, 1997

*Connecticut General Life                    Guaranteed Income Fund          $ 1,591,373                 $ 1,591,373
    Insurance                                                                               $ 124,399        124,399

*Connecticut General Life                    Invesco Total Return Account        257,304                     257,304
    Insurance                                                                                  81,744         79,405

*Connecticut General Life                    Fidelity Advisor Growth             523,378                     523,378
    Insurance                                   Opportunities Account                         115,268        111,164

*The Manufacturers Life                      Guaranteed Interest Account          71,160                      71,160
   Insurance Company                                                                        1,306,936             **

*The Manufacturers Life                      Equity A Pooled Account             128,254                     128,254
   Insurance Company                                                                          499,988

*The Manufacturers Life                      Balanced Account                     54,229                      54,229
   Insurance Company                                                                          235,309             **

                                                                                 (h)
                                                                               CURRENT
                                                                                VALUE
               (a)                                   (b)                     OF ASSET ON       (i)
            IDENTITY OF                           DESCRIPTION                 TRANSACTION     NET GAIN
          PARTY INVOLVED                           OF ASSET                     DATE         OR LOSS

Individual transactions in excess of 5%
of Plan assets as of December 31, 1997

*Connecticut General Life                    Guaranteed Income Fund          $ 1,350,761
    Insurance

*Connecticut General Life                    Invesco Total Return Account        228,237
    Insurance

*Connecticut General Life                    Fidelity Advisor Growth             446,427
    Insurance                                   Opportunities Account

*The Manufacturers Life                      Guaranteed Interest Account       1,251,590         **
   Insurance Company

*The Manufacturers Life                      Equity A Pooled Account             455,383         **
   Insurance Company

*The Manufacturers Life                      Balanced Account                    232,604         **
   Insurance Company


SERIES OF TRANSACTIONS IN EXCESS OF 5%
OF PLAN ASSETS AS OF DECEMBER 31, 1997

*Connecticut General Life                    Guaranteed Income Fund          $ 1,591,373
    Insurance                                                                    124,399

*Connecticut General Life                    Invesco Total Return Account        257,304
    Insurance                                                                     81,744    $ 2,339

*Connecticut General Life                    Fidelity Advisor Growth             523,378
    Insurance                                   Opportunities Account            115,268      4,104

*The Manufacturers Life                      Guaranteed Interest Account          71,160
   Insurance Company                                                           1,306,936         **

*The Manufacturers Life                      Equity A Pooled Account             128,254
   Insurance Company                                                             499,988         **

*The Manufacturers Life                      Balanced Account                     54,229
   Insurance Company                                                             235,309         **


*Party-in-interest

**Cost is not determinable based on the information maintained by The
  Manufacturers Life Insurance Company

PIONEER COMPANIES SAVINGS PLAN FOR
TACOMA BARGAINING UNIT EMPLOYEES
(FORMERLY PIONEER TACOMA BARGAINING UNIT 401(K) PLAN)

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                                                 PAGE

INDEPENDENT AUDITORS' REPORT                                                                                      29

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits As of December 31, 1998 and 1997                               30

   Statements of Changes in Net Assets Available for Benefits for the Year
     Ended December 31, 1998 and for the Period from June 16, 1997 (Inception)
     to
     December 31, 1997                                                                                            31

   Notes to Financial Statements                                                                                  32

SUPPLEMENTAL SCHEDULES:

   Item 27(a) - Schedule of Assets Held for Investment Purposes As of December 31, 1998                           37

   Item 27(d) - Schedule of Reportable Transactions for the Year Ended December 31, 1998                          38

INDEPENDENT AUDITORS' REPORT


The Plan Administrator of the
    Pioneer Companies Savings Plan for
    Tacoma Bargaining Unit Employees:

We have audited the accompanying statements of net assets available for benefits for the Pioneer Companies Savings Plan for Tacoma Bargaining Unit Employees (formerly the Pioneer Tacoma Bargaining Unit 401(k) Plan) (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the year ended December 31, 1998 and for the period from June 16, 1997 (Inception) to December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 and for the period from June 16, 1997 (Inception) to December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and of reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

June 16, 1999
Houston, Texas

PIONEER COMPANIES SAVINGS PLAN FOR
TACOMA BARGAINING UNIT EMPLOYEES
(FORMERLY PIONEER TACOMA BARGAINING UNIT 401(k) PLAN)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


                                                                     1998              1997
                                                                  ----------        ----------

 ASSETS:
    Investments, at fair value:
        CIGNA Lifetime 40 Fund                                    $  245,786        $  183,578
        CIGNA Large Company Stock Index Fund                       1,121,047           810,782
        American Century - Twentieth Century Ultra Account           283,439           133,828
        Janus Worldwide Account                                      835,435           559,706
        Fidelity Advisor Growth Opportunities Account                346,550           237,675
        Neuberger & Berman Guardian Account                          105,813           176,019
        PBHG Growth Account                                          171,409           186,067
        Other equity funds                                           877,547           734,146
        Pioneer Companies, Inc. Common Stock                          10,091                --
        Participant loans                                            216,213           156,496
    Guaranteed Income Fund, at contract value                        341,668           217,760
                                                                  ----------        ----------

                 Total investments                                 4,554,998         3,396,057

    Contributions receivable                                          43,497            23,417
                                                                  ----------        ----------

 NET ASSETS AVAILABLE FOR BENEFITS                                $4,598,495        $3,419,474
                                                                  ==========        ==========

See notes to financial statements.

PIONEER COMPANIES SAVINGS PLAN FOR
TACOMA BARGAINING UNIT EMPLOYEES
(FORMERLY PIONEER TACOMA BARGAINING UNIT 401(k) PLAN)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1998 AND
FOR THE PERIOD FROM JUNE 16, 1997 (INCEPTION) TO DECEMBER 31, 1997
--------------------------------------------------------------------------------


                                                               1998                 1997
                                                            -----------         -----------

 ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Investment income:
       Net appreciation in fair value of investments        $   578,119         $     7,041
       Interest                                                  28,542              10,143
    Contributions:
       Employer                                                 126,618              79,238
       Employee                                                 472,829             192,271
       Transfers-in                                                  --           3,155,032
                                                            -----------         -----------

                 Total additions                              1,206,108           3,443,725
                                                            -----------         -----------

 BENEFITS PAID TO PARTICIPANTS                                  (27,087)            (24,251)
                                                            -----------         -----------

 NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS            1,179,021           3,419,474

 NET ASSETS AVAILABLE FOR BENEFITS AT:
    Beginning of period                                       3,419,474                  --
                                                            -----------         -----------

    End of period                                           $ 4,598,495         $ 3,419,474
                                                            ===========         ===========


See notes to financial statements.

PIONEER COMPANIES SAVINGS PLAN FOR
TACOMA BARGAINING UNIT EMPLOYEES
(FORMERLY PIONEER TACOMA BARGAINING UNIT 401(K) PLAN)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 1998 AND
FOR THE PERIOD FROM JUNE 16, 1997 (INCEPTION) TO DECEMBER 31, 1997
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

The following description of the Pioneer Companies Savings Plan for Tacoma Bargaining Unit Employees (formerly the Pioneer Tacoma Bargaining Unit 401(k)
Plan) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL - The Plan is a defined contribution plan covering all employees who are covered by a collective bargaining unit which has a bargaining agreement with Pioneer Tacoma (the "Company"). Connecticut General Life Insurance Company ("CIGNA") is the trustee of the Plan's assets.

CONTRIBUTIONS - Participants may contribute up to 15% of their annual compensation. The total annual contribution may not exceed the maximum amount established by the Internal Revenue Code (the "Code"). The Company makes an employer matching contribution of 50% of a participant's contribution up to 6%, for a maximum match of 3% of the participant's annual compensation. In addition, the Company may make discretionary employer contributions to the Plan for all eligible participants. There were no such contributions during the year ended December 31, 1998 or during the period ended December 31, 1997.

PARTICIPANT ACCOUNTS AND VESTING - Each participant's account is credited with their contributions and withdrawals and allocations of Company contributions and investment earnings. Participants are always fully vested in their contributions and cumulative earnings thereon. Participants hired before July 1, 1998 vest immediately in Company matching contributions, whereas participants hired after June 30, 1998 vest in Company matching contributions after three years of credited service.

BENEFITS - The Plan provides for participant withdrawals in the event of a participant attaining the age of 59-1/2 or a serious financial hardship (as defined by the Plan). Participants may elect to receive distributions in the form of a lump sum, life annuity or installment payments.

PARTICIPANT LOANS - Loans may be granted in a uniform manner to participants from the balance in their accounts. Loans shall be limited to the lesser of $50,000 or one-half of the value of the vested portion of the participant's account and bear interest at prevailing market rates. Loans are to be repaid through monthly payroll deductions over a period not to exceed five years unless used to purchase a principal residence.

INVESTMENTS - Each participant may direct that contributions to their account be invested in the following investment options:

o CIGNA Lifetime Funds - invest in a combination of high yield bonds, high-grade bonds, and equity securities of small companies, large companies, growth companies, and international companies.
o Large Company Stock Index Fund - invests in securities that reflect the composition of the Standard and Poor's 500 Stock Index.
o American Century - Twentieth Century Ultra Account - invests in the equity securities of large companies that offer the potential for better-than-average prospects for capital appreciation.
o Janus Worldwide Account - invests primarily in common stocks of foreign and domestic issuers.
o Fidelity Advisor Growth Opportunities Account - invests mainly in securities of companies believed to have long-term growth potential.
o Neuberger & Berman Guardian Account - invests in equity securities that have good potential capital appreciation.
o PBHG Growth Account - invests mainly in common stocks and convertible securities of small- and medium-sized growth companies.
o Pioneer Companies, Inc. Common Stock - invests exclusively in the common stock of Pioneer Companies, Inc.
o Guaranteed Income Fund - invests in six month, fixed interest rate securities. All principal and interest is guaranteed by CIGNA.
o Invesco Total Return Account - invests in a combination of equity and fixed income securities.
o Founders Balanced Account - invests primarily in equity securities, corporate obligations, and preferred stock.
o Founders Growth Account - invests mainly in the common stock of companies with strong performance records and solid market positions.
o Warburg Pincus Advisor Growth & Income Account - invests mainly in dividend-paying equity securities.
o Warburg Pincus Advisor Emerging Growth Account - invests in securities of high growth companies.
o Invesco Dynamics Account - invests primarily in common stock of companies traded on U.S. securities exchanges, as well as over-the-counter.
o AIM Constellation Account - invests primarily in securities growth companies and companies that have a history of strong performance.
o    Templeton Growth Account - invests in common stock.
o Warburg Pincus Advisor International Equity Account - invests in securities of corporations located in a number of foreign countries.
o    Templeton Foreign Account - invests primarily in common stock.

Participants may change their investment elections and/or transfer funds at any time.

DISTRIBUTIONS OF ACCOUNTS - Distribution of a participant's account balance may occur due to termination of employment, retirement, disability or death. Upon termination of service, distributions shall be made in a lump-sum amount unless a participant makes the proper election to receive another form of payment as provided by the Plan document. If the participant is married on the benefit date and elects not to receive a lump-sum payment, distribution shall be in the form of a joint and survivor annuity. If the participant is not married on the benefit date, distribution shall be in the form of a single life annuity. As of December 1998 and 1997, there were no amounts payable to participants who have terminated or withdrawn from the Plan.

FORFEITURES - Forfeited nonvested accounts are used to reduce future employer contributions. Such forfeited amounts were not significant during the year ended December 31, 1998 and during the period ended December 31, 1997.

PLAN TERMINATION - Although the Company has not expressed any intention to do so, it may terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall be fully vested in his account balance. Distribution of participant account balances will be made in accordance with the modes of distribution provided for under the Plan.

2.    SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The accompanying financial statements are presented on the accrual basis of accounting.

INVESTMENTS - The Guaranteed Income Fund is valued at contract value. Contract value represents the contributed amounts plus accumulated interest less funds used to pay benefits. Contract value approximates fair value as estimated by CIGNA. Other investments are reported in the financial statements at fair values based on the quoted market prices. Loans are valued at cost which approximates fair value.

PLAN EXPENSES - Administrative expenses, to the extent not paid by the Company, are paid from Plan assets.

TAX STATUS - The Plan obtained its latest determination letter dated May 18, 1999 in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code. The Company believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

3.    SUPPLEMENTAL FUND INFORMATION

The following is a summary of the contributions, benefit payments, investment income, and interfund transfers by fund for the year ended December 31, 1998 and the period ended December 31, 1997:




                                                                          FOR THE PERIOD FROM
                                                             FOR THE        JUNE 16, 1997
                                                           YEAR ENDED      (INCEPTION) TO
                                                       DECEMBER 31, 1998  DECEMBER 31, 1997
                                                       -----------------  -----------------

EMPLOYEE CONTRIBUTIONS:

 CIGNA Lifetime 40 Fund                                    $  31,533         $  12,073
 Large Company Stock Index Fund                              135,019            46,020
 American Century - Twentieth Century Ultra Account           28,331             9,026
 Janus Worldwide Account                                     106,868            36,623
 Fidelity Advisor Growth Opportunities Account                43,955            15,571
 Neuberger & Berman Guardian Account                          21,520            13,749
 PBHG Growth Account                                          29,450            10,174
 Other equity funds                                          120,088            46,927
 Pioneer Companies, Inc. Common Stock                          6,752                --
 Participant loans                                           (76,777)          (15,325)
 Guaranteed Income Fund                                       26,090            17,433
                                                           ---------         ---------

 Total Employee Contributions                              $ 472,829         $ 192,271
                                                           =========         =========

 EMPLOYER CONTRIBUTIONS:

 CIGNA Lifetime 40 Fund                                    $   8,251         $   4,629
 Large Company Stock Index Fund                               29,612            18,236
 American Century - Twentieth Century Ultra Account            6,508             2,614
 Janus Worldwide Account                                      25,005            14,258
 Fidelity Advisor Growth Opportunities Account                10,004             5,890
 Neuberger & Berman Guardian Account                           5,058             3,907
 PBHG Growth Account                                           6,948             4,774
 Other equity funds                                           27,750            18,900
 Pioneer Companies, Inc. Common Stock                          1,324                --
 Guaranteed Income Fund                                        6,158             6,030
                                                           ---------         ---------

 Total Employer Contributions                              $ 126,618         $  79,238
                                                           =========         =========

 BENEFIT PAYMENTS:

 CIGNA Lifetime 40 Fund                                    $     (75)        $      --
 Large Company Stock Index Fund                              (48,102)          (38,633)
 American Century - Twentieth Century Ultra Account           (7,842)           (6,688)
 Janus Worldwide Account                                     (23,401)          (24,940)
 Fidelity Advisor Growth Opportunities Account               (15,279)           (9,751)
 Neuberger & Berman Guardian Account                          (4,922)               --
 PBHG Growth Account                                         (10,279)           (6,069)
 Other equity funds                                          (13,562)          (20,740)
 Pioneer Companies, Inc. Common Stock                        (28,701)               --
 Participant loans                                           120,768            99,227
 Guaranteed Income Fund                                        4,308           (16,657)
                                                           ---------         ---------

 Total Benefit Payments                                    $ (27,087)        $ (24,251)
                                                           =========         =========

                                                                                          FOR THE PERIOD FROM
                                                                             FOR THE         JUNE 16, 1997
                                                                            YEAR ENDED      (INCEPTION) TO
                                                                        DECEMBER 31, 1998  DECEMBER 31, 1997
                                                                        -----------------  -----------------

INTEREST INCOME

 Guaranteed Income Fund                                                    $  12,816         $  10,143
 Participant Loans                                                            15,726                --
                                                                           ---------         ---------

 Total Interest Income                                                     $  28,542         $  10,143
                                                                           =========         =========

 Net Appreciation (Depreciation) in Fair Value of Investments

 CIGNA Lifetime 40 Fund                                                    $  26,562         $   2,605
 Large Company Stock Index Fund                                              220,819            29,672
 American Century - Twentieth Century Ultra Account                           60,551            (2,724)
 Janus Worldwide Account                                                     143,127           (15,383)
 Fidelity Advisor Growth Opportunities Account                                62,749            11,762
 Neuberger & Berman Guardian Account                                              --            (9,408)
 PBHG Growth Account                                                              --            (4,960)
 Other equity funds                                                           64,926            (4,523)
 Pioneer Companies, Inc. Common Stock                                           (615)               --
                                                                           ---------         ---------

 Total Net Appreciation (Depreciation) in Fair Value of Investments        $ 578,119         $   7,041
                                                                           =========         =========

 INTERFUND TRANSFERS

 CIGNA Lifetime 40 Fund                                                    $  (2,926)        $ 165,598
 Large Company Stock Index Fund                                              (21,705)          761,348
 American Century - Twentieth Century Ultra Account                           64,905           131,600
 Janus Worldwide Account                                                      28,459           553,194
 Fidelity Advisor Growth Opportunities Account                                 9,202           215,921
 Neuberger & Berman Guardian Account                                         (81,466)          172,618
 PBHG Growth Account                                                         (45,410)          179,918
 Other equity funds                                                          (58,788)          699,856
 Pioneer Companies, Inc. Common Stock                                         31,342                --
 Guaranteed Income Fund                                                       76,387                --
                                                                           ---------         ---------

 Total Net Interfund Transfers                                             $      --         $      --
                                                                           =========         =========


4.    GUARANTEED INCOME FUND

The stated interest rates for the Guaranteed Income Fund held by CIGNA was 6% as of December 31, 1998 and 1997. The average yield for the Guaranteed Income Fund held by CIGNA was 6.15% and 6.75% for the years ended December 31, 1998 and 1997, respectively.

                                     ******

PIONEER COMPANIES SAVINGS PLAN FOR
TACOMA BARGAINING UNIT EMPLOYEES
(FORMERLY PIONEER TACOMA BARGAINING UNIT 401(k) PLAN)

Item 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1998
-------------------------------------------------------------------------------


                                      (c)
                         (b)                       Description of Investment,
                 Identity of Issue,                 Including Maturity Date,                                           (e)
                  Borrower, Lessor,                  Rate of Interests, Par                               (d)        Current
(a)               or Similar Party                      or Market Value                                   Cost        Value

 *        Connecticut General Life Insurance     CIGNA Lifetime 60 Fund                             $    46,957  $    52,797

 *        Connecticut General Life Insurance     CIGNA Lifetime 50 Fund                                  72,799       80,528

 *        Connecticut General Life Insurance     CIGNA Lifetime 40 Fund                                 222,678      245,786

 *        Connecticut General Life Insurance     CIGNA Lifetime 30 Fund                                  23,407       26,597

 *        Connecticut General Life Insurance     CIGNA Lifetime 20 Fund                                  19,483       21,696

 *        Connecticut General Life Insurance     Large Company Stock Index Fund                         881,220    1,121,047

 *        Connecticut General Life Insurance     American Century - 20th Century Ultra Account          226,036      283,439

 *        Connecticut General Life Insurance     Janus Worldwide Account                                714,728      835,435

 *        Connecticut General Life Insurance     Fidelity Advisor Growth Opportunities Account          276,400      346,550

 *        Connecticut General Life Insurance     Neuberger & Berman Guardian Account                    109,046      105,813

 *        Connecticut General Life Insurance     PBHG Growth Account                                    210,926      171,409

 *        Pioneer Companies, Inc.                Pioneer Companies, Inc. Common Stock                    40,859       10,091

 *        Connecticut General Life Insurance     Guaranteed Income Fund                                 341,668      341,668

 *        Connecticut General Life Insurance     Invesco Total Return Account                            84,334       96,180

 *        Connecticut General Life Insurance     Founders Balanced Account                              127,012      143,205

 *        Connecticut General Life Insurance     Founders Growth Account                                107,465      131,052

 *        Connecticut General Life Insurance     Warburg Pincus Advisor Growth & Income Account           2,828       32,017

 *        Connecticut General Life Insurance     Warburg Pincus Advisor Emerging Growth Account             111          118

 *        Connecticut General Life Insurance     Invesco Dynamics Account                                21,682       24,722

 *        Connecticut General Life Insurance     AIM Constellation Account                               79,900       90,728

 *        Connecticut General Life Insurance     Templeton Growth Account                               108,178      102,517

 *        Connecticut General Life Insurance     Warburg Pincus Advisor International Equity Account      4,046        3,650

 *        Connecticut General Life Insurance     Templeton Foreign Account                               82,838       71,740

 *        Loans to participants                  Maturities up to five years with interest rates
                                                 from 5% to 8.5%                                        216,213      216,213
                                                                                                     ----------   ----------
                                                                                                     $4,020,814   $4,554,998
                                                                                                     ==========   ==========

 *        Party-in-interest

PIONEER COMPANIES SAVINGS PLAN FOR
TACOMA BARGAINING UNIT EMPLOYEES
(FORMERLY PIONEER TACOMA BARGAINING UNIT 401(k) PLAN)

Item 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------


                                                                                                        (h)
                                                                                                      Current
                                                                                                       Value
           (a)                          (b)           (c)             (d)              (g)          of Asset on        (i)
       Identity of                  Description     Purchase        Selling          Cost of        Transaction     Net Gain
      Party Involved                 of Asset        Price           Price            Asset            Date          or Loss

Individual transactions in excess of 5%
of Plan assets as of December 31, 1997

None

Series of transactions in excess of 5%
of Plan assets as of December 31, 1997

*Connecticut General Life  Guaranteed Income Fund     $ 399,334                      $ 399,334       $ 399,334
    Insurance                                                       $ 288,242          288,242         288,242

*Connecticut General Life  Large Company Stock Index    291,996                        291,996         291,996
    Insurance Fund                                                    209,624          192,447         209,624      $ 17,177

*Connecticut General Life  Janus Worldwide Account      378,281                        378,281         378,281
    Insurance                                                         245,678          237,890         245,678         7,788


* Party-in-interest

KEMWATER NORTH AMERICA SAVINGS PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                                                                 Page

INDEPENDENT AUDITORS' REPORT                                                                                      40

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits As of December 31, 1998 and 1997                               41

   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 1998 and 1997                                                                                   42

   Notes to Financial Statements                                                                                  43

SUPPLEMENTAL SCHEDULES:

   Item 27(a) - Schedule of Assets Held for Investment Purposes As of December 31, 1998                           48

   Item 27(d) - Schedule of Reportable Transactions for the Year Ended December 31, 1998                          50

INDEPENDENT AUDITORS' REPORT


The Plan Administrator of the
    Kemwater North America Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Kemwater North America Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and of reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE & TOUCHE LLP

June 16, 1999
Houston, Texas

KEMWATER NORTH AMERICA SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------


                                                                 1998                1997

ASSETS:
   Investments, at fair value:
      CIGNA Large Company Stock Index Fund                    $  419,208          $  298,476
      Fidelity Advisor Growth Opportunities Account              395,302             358,967
      Warburg Pincus Advisor Emerging Growth Account             524,755             439,100
      Invesco Total Return Account                               145,908             134,950
      Other equity funds                                          69,528              24,021
      Pioneer Companies, Inc. Common Stock                           352                  --
      Participant loans                                          133,968              73,997
   Guaranteed Income Fund, at contract value                     169,850             146,853
                                                              ----------          ----------

                Total investments                              1,858,871           1,476,364

   Contributions receivable                                       25,770              11,156
                                                              ----------          ----------

NET ASSETS AVAILABLE FOR BENEFITS                             $1,884,641          $1,487,520
                                                              ==========          ==========


See notes to financial statements.

KEMWATER NORTH AMERICA SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------


                                                                 1998                 1997

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net appreciation in fair value of investments          $   200,399           $   217,327
      Interest income                                             13,584                 9,839
   Contributions:
      Employee                                                   286,643               295,273
      Employer                                                    72,088                75,441
                                                             -----------           -----------

                Total additions                                  572,714               597,880
                                                             -----------           -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid directly to participants                       (174,887)             (122,514)
   Administrative expenses                                          (706)               (3,019)
                                                             -----------           -----------

                Total deductions                                (175,593)             (125,533)
                                                             -----------           -----------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                397,121               472,347

NET ASSETS AVAILABLE FOR BENEFITS AT:
   Beginning of year                                           1,487,520             1,015,173
                                                             -----------           -----------

   End of year                                               $ 1,884,641           $ 1,487,520
                                                             ===========           ===========


See notes to financial statements.

KEMWATER NORTH AMERICA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

The following description of the Kemwater North America Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all employees who have completed six months of service and are 18 years or older, and who are not a leased employee or a member of, or covered by, a collective bargaining unit which has a bargaining agreement with Kemwater North America (the "Company"). Connecticut General Life Insurance Company ("CIGNA") is the trustee of the Plan's assets.

Contributions - Participants may contribute up to 15% of their annual compensation. The total annual contribution may not exceed the maximum amount established by the Internal Revenue Code (the "Code"). The Company contributes 50% of a participant's elected contribution up to 4%, for a maximum match of 2%.

Participant Accounts and Vesting - Each participant's account is credited with their contributions and withdrawals and allocations of Company contributions and investment earnings. Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 100% vested after three years of credited service. Forfeitures of discretionary employer contributions are allocated to remaining participants. Forfeitures of employer matching contributions are used to reduce future matching contributions. There were no forfeitures in 1998 or 1997.

Benefits - A participant may elect to withdraw any dollar amount of the vested portion of their account balance before termination of employment, retirement, disability, or death, in times of severe immediate financial hardship, and for participant loans. Loans may be granted in a uniform manner to participants from the balance in their accounts. Loans shall be limited to the lesser of $50,000 or one-half of the value of the vested portion of the participant's account and bear interest at prevailing market rates. Loans are to be repaid through monthly payroll deductions over a period not to exceed five years unless used to purchase a principal residence.

Investments - Each participant may direct that contributions to their account be invested in the following options:

o Large Company Stock Index Fund - consists of securities that reflect the composition of the Standard and Poor's 500 Stock Index.

o Fidelity Advisor Growth Opportunities Account - invests mainly in securities of companies believed to have long-term growth potential.

o Warburg Pincus Advisor Emerging Growth Account - invests in securities of high growth companies.

o Invesco Total Return Account - invests in a combination of equity and fixed income securities.

o Pioneer Companies, Inc. Common Stock - invests and reinvests exclusively in the common stock of Pioneer Companies, Inc.

o CIGNA Guaranteed Income Fund - invests in six month, fixed interest rate securities. All principal and interest is guaranteed by CIGNA.

o CIGNA Lifetime Funds - invest in a combination of high yield bonds, high-grade bonds, and equity securities of small companies, large companies, growth companies, and international companies.

o Neuberger & Berman Guardian Account - invests in equity securities that have good potential capital appreciation.

o Founders Growth Account - invests mainly in the common stock of companies with strong performance records and solid market positions.

o Warburg Pincus Advisor Growth & Income Account - invests mainly in dividend-paying equity securities.

o PBGH Growth Account - invests mainly in common stocks and convertible securities of small- and medium-sized growth companies.

o American Century - Twentieth Century Ultra Account - invests in the equity securities of large companies that offer the potential for better-than-average prospects for capital appreciation.

o AIM Constellation Account - invests primarily in securities growth companies and companies that have a history of strong performance.

o    Templeton Growth Account - invests in common stocks.

o Janus Worldwide Account - invests primarily in common stocks of foreign and domestic issuers.

o    Templeton Foreign Account - invests primarily in common stocks.

o Founders Balanced Account - invests primarily in equity securities, corporate obligations and preferred stock.

o Invesco Dynamics Account - invests primarily in common stock of companies traded on U.S. securities exchanges, as well as over-the-counter.

o Warburg Pincus Advisor International Equity Account - invests in securities of corporations located in a number of foreign countries.

Participants may change their investment elections and/or transfer funds at any time.

Distributions of Accounts - Distribution of a participant's account balance may occur due to termination of employment, retirement, disability, or death. Upon termination of employment, distributions shall be made in a lump-sum amount unless a participant makes the proper election to receive another form of payment as provided by the Plan document.

Plan Termination - Although the Company has not expressed any intention to do so, it may terminate the Plan subject to the provisions of ERISA. Due to the termination of a large number of plan participants by the Company during the fourth quarter of 1998 and the first quarter of 1999, in accordance with
Section 411 of the Internal Revenue Code, the Company believes that a partial termination of the Plan has occurred. As a result, all affected participants became 100% vested in their accrued employer contributions and interest earned thereon at the time of their termination. Distribution of participant account balances will be made in accordance with the modes of distribution provided for under the Plan.

2.    SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The accompanying financial statements are presented on the accrual basis of accounting.

INVESTMENTS - The Guaranteed Income Fund is valued at contract value. Contract value represents the contributed amounts plus accumulated interest less funds used to pay benefits. Contract value approximates fair market value as estimated by CIGNA. Other investments are reported in the financial statements at fair values based on the quoted market prices. Loans are valued at cost which approximates fair value.

PLAN EXPENSES - Administrative expenses, to the extent not paid by the Company, are paid from Plan assets.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.    SUPPLEMENTAL FUND INFORMATION

The following is a summary of the contributions, benefit payments, investment income and interfund transfers by fund for the years ended December 31, 1998 and 1997:



                                                         1998           1997
  EMPLOYEE CONTRIBUTIONS:

  Large Company Stock Index Fund                     $  67,998      $  68,666
  Fidelity Advisor Growth Opportunities Account         70,135         76,246
  Warburg Pincus Advisor Emerging Growth Account        84,185         98,469
  Invesco Total Return Account                          23,981         29,833
  Other equity funds                                    34,939          4,634
  Participant loans                                    (30,004)       (17,875)
  Guaranteed Income Fund                                35,409         35,300
                                                     ---------      ---------
  Total Employee Contributions                       $ 286,643      $ 295,273
                                                     =========      =========

  EMPLOYER CONTRIBUTIONS:

  Large Company Stock Index Fund                     $  14,866      $  14,183
  Fidelity Advisor Growth Opportunities Account         16,238         18,063
  Warburg Pincus Advisor Emerging Growth Account        19,539         23,297
  Invesco Total Return Account                           5,842          8,119
  Other equity funds                                     6,980          1,118
  Guaranteed Income Fund                                 8,623         10,661
                                                     ---------      ---------
  Total Employer Contributions                       $  72,088      $  75,441
                                                     =========      =========


                                                                         1998           1997
BENEFIT PAYMENTS:

Large Company Stock Index Fund                                         $ (17,740)     $ (16,452)
Fidelity Advisor Growth Opportunities Account                            (67,393)       (10,505)
Warburg Pincus Advisor Emerging Growth Account                           (12,289)       (75,196)
Invesco Total Return Account                                             (13,506)        (6,942)
Other equity funds                                                        (2,352)            --
Participant loans                                                        (18,321)            --
Guaranteed Income Fund                                                   (43,286)       (13,419)
                                                                       ---------      ---------
Total Benefit Payments                                                 $(174,887)     $(122,514)
                                                                       =========      =========

INTEREST INCOME:

Guaranteed Income Fund                                                 $   6,818      $   6,550
Participant loans                                                          6,766          3,289
                                                                       ---------      ---------
Total Interest Income                                                  $  13,584      $   9,839
                                                                       =========      =========

NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS:

Large Company Stock Index Fund                                         $  85,020      $  59,561
Fidelity Advisor Growth Opportunities Account                             69,678         64,700
Warburg Pincus Advisor Emerging Growth Account                            23,250         70,971
Invesco Total Return Account                                              17,247         22,402
Other equity funds                                                         5,204           (307)
                                                                       ---------      ---------
Total Net Appreciation (Depreciation) in Fair Value of Investments     $ 200,399      $ 217,327
                                                                       =========      =========

INTERFUND TRANSFERS:

Large Company Stock Index Fund                                         $  (4,723)     $   8,692
Fidelity Advisor Growth Opportunities Account                            (37,011)          (891)
Warburg Pincus Advisor Emerging Growth Account                            (2,632)       (34,254)
Invesco Total Return Account                                              (2,349)            --
Guaranteed Income Fund                                                    34,882          7,870
Other equity funds                                                        11,833         18,583
                                                                       ---------      ---------
Total Net Interfund Transfers                                          $      --      $      --
                                                                       =========      =========

4.    TAX STATUS

The Plan obtained its latest determination letter, dated August 2, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The

Company believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    GUARANTEED INCOME FUND

The stated interest rate for the Guaranteed Income Fund held by CIGNA was 6% as of December 31, 1998 and 1997. The average yield for the Guaranteed Income Fund held by CIGNA was 6.15% and 6.75% for the years ended December 31, 1998 and 1997, respectively.

                                     ******

KEMWATER NORTH AMERICA SAVINGS PLAN

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                                  (c)
                   (b)                  DESCRIPTION OF INVESTMENT,
            IDENTITY OF ISSUE,           INCLUDING MATURITY DATE,                                        (e)
            BORROWER, LESSOR,            RATE OF INTERESTS, PAR                       (d)              CURRENT
 (a)         OR SIMILAR PARTY                OR MARKET VALUE                          COST              VALUE

  *   Connecticut General
         Life Insurance Co.          Large Company Stock Index Fund                 $ 275,320         $ 419,208

  *   Connecticut General            Fidelity Advisor Growth Opportunities
         Life Insurance Co.             Account                                       268,221           395,302

  *   Connecticut General            Warburg Pincus Advisor Emerging
         Life Insurance Co.             Growth Account                                436,363           524,755

  *   Connecticut General
         Life Insurance Co.          Invesco Total Return Account                     109,668           145,908

  *   Pioneer Companies, Inc.        Pioneer Companies, Inc. Common Stock                 352               352

  *   Connecticut General
         Life Insurance Co.          Guaranteed Income Fund                           169,850           169,850

  *   Connecticut General
         Life Insurance Co.          Cigna Lifetime 60 Fund                             4,427             4,712

  *   Connecticut General
         Life Insurance Co.          CIGNA Lifetime 50 Fund                             1,824             1,947

  *   Connecticut General
         Life Insurance Co.          CIGNA Lifetime 40 Fund                             4,427             4,712

  *   Connecticut General
         Life Insurance Co.          CIGNA Lifetime 30 Fund                             5,493             5,853

  *   Connecticut General
         Life Insurance Co.          CIGNA Lifetime 20 Fund                             2,744             2,885

  *   Connecticut General
         Life Insurance Co.          Neuberger & Berman Guardian Account                1,170             1,177

  *   Connecticut General
         Life Insurance Co.          Founders Growth Account                            2,988             3,337


                                                                     (Continued)

KEMWATER NORTH AMERICA SAVINGS PLAN

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                          (c)
                  (b)              DESCRIPTION OF INVESTMENT,
          IDENTITY OF ISSUE,        INCLUDING MATURITY DATE,                                                      (e)
           BORROWER, LESSOR,         RATE OF INTERESTS, PAR                               (d)             CURRENT
 (a)       OR SIMILAR PARTY            OR MARKET VALUE                                    COST             VALUE

  *    Connecticut General       Warburg Pincus Advisor Growth &
          Life Insurance Co.        Income Account                                  $      775        $      829

  *    Connecticut General
          Life Insurance Co.     PBHG Growth Account                                       313               310

  *    Connecticut General       American Century - 20th Century Ultra
          Life Insurance Co.        Account                                              1,313             1,512

  *    Connecticut General
          Life Insurance Co.     AIM Constellation Account                                 343               407

  *    Connecticut General
          Life Insurance Co.     Templeton Growth Account                                1,410             1,369

  *    Connecticut General
          Life Insurance Co.     Janus Worldwide Account                                36,466            42,073

  *    Connecticut General
          Life Insurance Co.     Templeton Foreign Account                                 654               609

  *    Connecticut General
          Life Insurance Co.     Founders Balanced Account                                 608               633

  *    Connecticut General
          Life Insurance Co.     Invesco Dynamics                                        1,125             1,279

  *    Connecticut General       Warburg Pincus Advisor Growth &
          Life Insurance Co.        Income Account                                         245               231

  *    Loans to participants     Maturities range from one to five years with
                                    interest rates ranging from 7.75% to 10%           133,968           133,968
                                                                                    ----------        ----------
                                                                                    $1,455,983        $1,858,871
                                                                                    ==========        ==========

* Party-in-interest                                                 (Concluded)

KEMWATER NORTH AMERICA SAVINGS PLAN

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                                                                                               (h)
                                                                                                             CURRENT
                                                                                                              VALUE
        (a)                           (b)                                   (c)         (d)         (g)      OF ASSET ON     (i)
    IDENTITY OF                   DESCRIPTION                            PURCHASE     SELLING     COST OF    TRANSACTION  NET GAIN
  PARTY INVOLVED                   OF ASSET                               PRICE        PRICE       ASSET        DATE       (LOSS)

INDIVIDUAL TRANSACTIONS IN EXCESS OF 5%
OF PLAN ASSETS AS OF DECEMBER 31, 1997

None

SERIES OF TRANSACTIONS IN EXCESS OF 5%
OF PLAN ASSETS AS OF DECEMBER 31, 1997

*Connecticut General
   Life Insurance Co.  Guaranteed Income Fund                              $ 84,952               $ 84,952     $ 84,952
                                                                                      $ 68,773      68,773       68,773
*Connecticut General                                                         86,289                 86,289       86,289
   Life Insurance Co.  Large Company Stock Index Fund                                   50,576      35,486       50,576    $15,090

*Connecticut General                                                         83,442                 83,442       83,442
   Life Insurance Co.  Fidelity Advisor Growth Opportunities Account                   116,836      90,356      116,836     26,480

*Connecticut General                                                        100,289                100,289      100,289
   Life Insurance Co.  Warburg Pincus Advisor Emerging Growth Account                   37,885      32,128       37,885      5,757


* Party-in-interest

ALL PURE SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                                      PAGE
INDEPENDENT AUDITORS' REPORT                                                                           52

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits As of December 31, 1998 and 1997                    53

   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 1998 and 1997                                                                        54

   Notes to Financial Statements                                                                       55

SUPPLEMENTAL SCHEDULES:

   Item 27(a) - Schedule of Assets Held for Investment Purposes As of December 31, 1998                60

   Item 27(d) - Schedule of Reportable Transactions for the Year Ended December 31, 1998               61

INDEPENDENT AUDITORS' REPORT


The Plan Administrator of the
    All Pure Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the All Pure Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and of reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

June 16, 1999
Houston, Texas

ALL PURE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


                                                            1998           1997
ASSETS:
   Investments, at fair value:
      CIGNA Large Company Stock Index Fund               $  341,058     $  251,156
      Fidelity Advisor Growth Opportunities Account         292,851        221,555
      Warburg Pincus Advisor Emerging Growth Account        213,249        199,816
      Invesco Total Return Account                          222,096        211,155
      Other equity funds                                    113,343         37,838
      Pioneer Companies, Inc. Common Stock                      231             --
      Participant loans                                     152,700         79,679
   Guaranteed Income Fund, at contract value                188,527        228,461
                                                         ----------     ----------
                Total investments                         1,524,055      1,229,660

   Contributions receivable                                  22,973         11,105
                                                         ----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS                        $1,547,028     $1,240,765
                                                         ==========     ==========


See notes to financial statements.

ALL PURE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


                                                               1998             1997
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net appreciation in fair value of investments     $   165,374      $   150,405
      Interest                                               20,831           15,908
   Contributions:
      Employee                                              268,432          342,207
      Employer                                               75,195           77,501
                                                        -----------      -----------
           Total additions                                  529,832          586,021
                                                        -----------      -----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants                           (220,064)        (171,090)
   Administrative expenses                                   (3,505)          (3,191)
                                                        -----------      -----------

            Total deductions                               (223,569)        (174,281)
                                                        -----------      -----------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS           306,263          411,740

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                      1,240,765          829,025
                                                        -----------      -----------

   End of year                                          $ 1,547,028      $ 1,240,765
                                                        ===========      ===========


See notes to financial statements.

ALL PURE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

The following description of the All Pure Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL - The Plan is a defined contribution plan covering all employees who have completed six months of service and are 18 years or older, and who are not a leased employee or a member of, or covered by, a collective bargaining unit which has a bargaining agreement with All Pure Chemical Company (the "Company"). Connecticut General Life Insurance Company ("CIGNA") is the trustee of the Plan's assets.

CONTRIBUTIONS - Participants may contribute up to 15% of their annual compensation. The total annual contribution may not exceed the maximum amount established by the Internal Revenue Code (the "Code"). As of April 1, 1996, the Company contributes 50% of a participant's elected contribution up to 4%, for a maximum match of 2%.

PARTICIPANT ACCOUNTS AND VESTING - Each participant's account is credited with their contributions and withdrawals and allocations of Company contributions and investment earnings. Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of his/her account is based on years of continuous service. A participant is 100% vested after three years of credited service. Forfeitures of discretionary employer contributions are allocated to remaining participants. Forfeitures of employer matching contributions are used to reduce future matching contributions. There were no forfeitures in 1998 or 1997.

BENEFITS - A participant may elect to withdraw any dollar amount of the vested portion of their account balance before termination of employment, retirement, disability, or death, in times of severe immediate financial hardship, and for participant loans. Loans may be granted in a uniform manner to participants from the balance in their accounts. Loans shall be limited to the lesser of $50,000 or one-half of the value of the vested portion of the participant's account and bear interest at prevailing market rates.

INVESTMENTS - Each participant may direct that contributions to his/her account be invested in the following options:

o Large Company Stock Index Fund - consists of securities that reflect the composition of the Standard and Poor's 500 Stock Index.
o Fidelity Advisor Growth Opportunities Account - invests mainly in securities of companies believed to have long-term growth potential.
o Warburg Pincus Advisor Emerging Growth Account - invests in securities of high growth companies.
o Invesco Total Return Account - invests in a combination of equity and fixed income securities.

o Pioneer Companies, Inc. Common Stock - invests exclusively in the common stock of Pioneer Companies, Inc.
o CIGNA Guaranteed Income Fund - invests in six month, fixed interest rate securities. All principal and interest is guaranteed by CIGNA.
o CIGNA Lifetime Funds - invests in a combination of high yield bonds, high grade bonds, and equity securities of small companies, large companies, growth companies, and international companies.
o Founders Balanced Account - invests primarily in equity securities, corporate obligations, and preferred stock.
o Neuberger & Berman Guardian Account - invests in equity securities that have good potential capital appreciation.
o Founders Growth Account - invests mainly in the common stock of companies with strong performance records and solid market positions.
o American Century - Twentieth Century Ultra Account - invests in the equity securities of large companies that offer the potential for better-than-average prospects for capital appreciation.
o AIM Constellation Account - invests primarily in securities growth companies and companies that have a history of strong performance.
o    Templeton Growth Account - invests in common stocks.
o Janus Worldwide Account - invests primarily in common stocks of foreign and domestic issuers.
o Warburg Pincus Advisor International Equity Account - invests in securities of corporations located in a number of foreign countries.
o    Templeton Foreign Account - invests primarily in common stocks.
o Invesco Dynamics Account - invests primarily in common stock of companies traded on U.S. securities exchanges, as well as over-the-counter.

Participants may change their investment elections and/or transfer funds at any time.

DISTRIBUTIONS OF ACCOUNTS - Distribution of a participant's account balance may occur due to termination of employment, retirement, disability, or death. Upon termination of service, distributions shall be made in a lump-sum amount unless a participant makes the proper election to receive another form of payment as provided by the Plan document.

PLAN TERMINATION - Although the Company has not expressed any intention to do so, it may terminate the Plan subject to the provisions of ERISA. Due to the termination of a large number of plan participants by the Company during the fourth quarter of 1998 and the first quarter of 1999, in accordance with
Section 411 of the Internal Revenue Code, the Company believes that a partial plan termination has occurred. As a result, all affected participants became 100% vested in their accrued employer contributions and interest earned thereon at the time of the termination. Distribution of participant account balances will be made in accordance with the modes of distribution provided for under the Plan.

2.    SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The accompanying financial statements are presented on the accrual basis of accounting.

INVESTMENTS - The Guaranteed Income Fund is valued at contract value. Contract value represents the contributed amounts plus accumulated interest less funds used to pay benefits.

Contract value approximates fair market value as estimated by CIGNA. Other investments are reported in the financial statements at fair values based on the quoted market prices. Loans are valued at cost which approximates fair value.

PLAN EXPENSES - Administrative expenses, to the extent not paid by the Company, are paid from plan assets.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.    SUPPLEMENTAL FUND INFORMATION

The following is a summary of the contributions, benefit payments, investment income and interfund transfers by fund for the years ended December 31, 1998 and 1997:


                                                     1998           1997
EMPLOYEE CONTRIBUTIONS:

Large Company Stock Index Fund                     $  67,117      $  87,517
Fidelity Advisor Growth Opportunity Account           69,090         65,673
Warburg Pincus Advisor Emerging Growth Account        49,038         67,457
Invesco Total Return Account                          35,583         62,670
Other equity funds                                    50,396         11,261
Guaranteed Income Fund                                41,958         80,267
Pioneer Companies, Inc. Common Stock                     271             --
Participant Loans                                    (45,021)       (32,638)
                                                   ---------      ---------

Total Employee Contributions                       $ 268,432      $ 342,207
                                                   =========      =========

EMPLOYER CONTRIBUTIONS:

Large Company Stock Index Fund                     $  16,588      $  14,936
Fidelity Advisor Growth Opportunity Account           15,203         17,192
Warburg Pincus Advisor Emerging Growth Account        12,678         16,006
Invesco Total Return Account                           9,705         12,291
Other equity funds                                    10,071          2,651
Guaranteed Income Fund                                10,915         14,425
Pioneer Companies, Inc. Common Stock                      35             --
                                                   ---------      ---------

Total Employer Contributions                       $  75,195      $  77,501
                                                   =========      =========


                                                                          1998           1997
BENEFIT PAYMENTS:

Large Company Stock Index Fund                                         $ (28,223)     $ (42,856)
Fidelity Advisor Growth Opportunity Account                              (32,236)       (38,917)
Warburg Pincus Advisor Emerging Growth Account                           (25,410)       (31,742)
Invesco Total Return Account                                             (39,672)       (12,980)
Other equity funds                                                        (5,016)          (582)
Guaranteed Income fund                                                   (86,744)       (44,013)
Participant Loans                                                         (2,763)            --
                                                                       ---------      ---------
Total Benefit Payments                                                 $(220,064)     $(171,090)
                                                                       =========      =========

INVESTMENT INCOME:

Guaranteed Income Fund                                                 $  10,966      $  11,052
Participant Loans                                                          9,865          4,856
                                                                       ---------      ---------

Total Investment Income                                                $  20,831      $  15,908
                                                                       =========      =========

NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS:

Large Company Stock Index Fund                                         $  69,278      $  51,260
Fidelity Advisor Growth Opportunity Account                               52,684         39,545
Warburg Pincus Advisor Emerging Growth Account                            11,512         27,439
Invesco Total Return Account                                              25,242         33,288
Other equity funds                                                         6,423         (1,127)
Pioneer Companies, Inc. Common Stock                                         235             --
                                                                       ---------      ---------

Total Net Appreciation (Depreciation) in Fair Value of Investments     $ 165,374      $ 150,405
                                                                       =========      =========

INTERFUND TRANSFERS:

Large Company Stock Index Fund                                         $    (123)     $      --
Fidelity Advisor Growth Opportunity Account                               (5,364)        (3,259)
Warburg Pincus Advisor Emerging Growth Account                            (9,898)       (15,356)
Invesco Total Return Account                                              (2,639)            --
Other equity funds                                                         2,136             --
Guaranteed Income fund                                                    (2,413)        (7,274)
Participant Loans                                                         18,301         25,889
                                                                       ---------      ---------
Total Net Interfund Transfers                                          $      --      $      --
                                                                       =========      =========

4.    TAX STATUS

The Plan obtained its latest determination letter dated August 2, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Company believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    GUARANTEED INCOME FUND

The stated interest rate for the Guaranteed Income Fund held by CIGNA was 6% as of December 31, 1998 and 1997. The average yield for the Guaranteed Income Fund held by CIGNA was 6.15% and 6.75% for the years ended December 31, 1998 and 1997, respectively.

6.    SUBSEQUENT EVENTS

During the first quarter of 1999, the Company elected to merge the Plan into the Pioneer Companies Savings Plan for Salaried Employees (the "Pioneer Plan"). The Plan and the Pioneer Plan contain similar provisions, and the Plan merger will not have a material effect on net assets available for benefits. The Plan merger is expected to occur in the third or fourth quarter of 1999.

                                     ******

ALL PURE SAVINGS PLAN

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                                                (c)
                     (b)                             DESCRIPTION OF INVESTMENT,
              IDENTITY OF ISSUE,                      INCLUDING MATURITY DATE,                                         (e)
              BORROWER, LESSOR,                        RATE OF INTERESTS, PAR                           (d)          CURRENT
(a)            OR SIMILAR PARTY                           OR MARKET VALUE                               COST          VALUE

 *   Connecticut General Life Insurance Co.     Large Company Stock Index Fund                        $ 227,023      $ 341,058

 *   Connecticut General Life Insurance Co.     Fidelity Advisor Growth Opportunities Account           209,199        292,851

 *   Connecticut General Life Insurance Co.     Warburg Pincus Advisor Emerging Growth Account          183,724        213,249

 *   Connecticut General Life Insurance Co.     Invesco Total Return Account                            170,861        222,096

 *   Pioneer Companies, Inc.                    Pioneer Companies, Inc. Common Stock                        111            231

 *   Connecticut General Life Insurance Co.     Guaranteed Income Fund                                  188,527        188,527

 *   Connecticut General Life Insurance Co.     CIGNA Lifetime 50 Fund                                    1,444          1,524

 *   Connecticut General Life Insurance Co.     CIGNA Lifetime 40 Fund                                    8,295          8,989

 *   Connecticut General Life Insurance Co.     CIGNA Lifetime 30 Fund                                    8,218          9,846

 *   Connecticut General Life Insurance Co.     CIGNA Lifetime 20 Fund                                    1,283          1,376

 *   Connecticut General Life Insurance Co.     Founders Balanced Account                                   461            495

 *   Connecticut General Life Insurance Co.     Neuberger & Berman Guardian Account                       6,090          5,978

 *   Connecticut General Life Insurance Co.     Founders Growth Account                                   1,350          1,524

 *   Connecticut General Life Insurance Co.     American Century - 20th Century Ultra Account             1,548          1,789

 *   Connecticut General Life Insurance Co.     Aim Constellation Account                                 9,945         10,899

 *   Connecticut General Life Insurance Co.     Templeton Growth Account                                 15,316         14,575

 *   Connecticut General Life Insurance Co.     Janus Worldwide Account                                  41,868         45,911

 *   Connecticut General Life Insurance Co.     Warburg Pincus Advisor International Equity Account       1,167          1,140

 *   Connecticut General Life Insurance Co.     Templeton Foreign Account                                 9,623          8,719

 *   Connecticut General Life Insurance Co.     Invesco Dynamics Account                                    498            578

 *   Loans to participants                      Maturities range from one to five years with
                                                  interest rates ranging from 7.25% to 10%              152,700        152,700
                                                                                                     ----------     ----------

                                                Total investments                                    $1,239,251     $1,524,055
                                                                                                     ==========     ==========


* Party-in-interest

ALL PURE SAVINGS PLAN

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                                                                                               (h)
                                                                                                             CURRENT
                                                                                                              VALUE
           (a)                             (b)                              (c)         (d)         (g)     OF ASSET ON    (i)
       IDENTITY OF                      DESCRIPTION                      PURCHASE     SELLING     COST OF   TRANSACTION  NET GAIN
     PARTY INVOLVED                      OF ASSET                          PRICE       PRICE      ASSET       DATE        (LOSS)
INDIVIDUAL TRANSACTIONS IN EXCESS OF 5%
OF PLAN ASSETS AS OF DECEMBER 31, 1997

None

SERIES OF TRANSACTIONS IN EXCESS OF 5%
OF PLAN ASSETS AS OF DECEMBER 31, 1997

*Connecticut General Life                                                  $53,226                $ 53,226    $ 53,226
    Insurance Co.                  Guaranteed Income Fund                             $ 104,127    104,127     104,127

*Connecticut General Life                                                   50,341                  50,341      50,341
    Insurance Co.                  Invesco Total Return Account                          62,249     49,703      62,249   $12,546

*Connecticut General Life                                                   82,831                  82,831      82,831
    Insurance Co.                  Large Company Stock Index Fund                        62,171     45,330      62,172    16,842

*Connecticut General Life                                                   82,635                  82,635      82,635
    Insurance Co.                  Fidelity Advisor Growth Opportunities
                                     Account                                             64,203     49,947      64,203    14,256

*Connecticut General Life                                                   60,121                  60,121      60,121
    Insurance Co.                  Warburg Pincus Emerging Growth Account                58,200     49,831      58,200     8,369


* Party-in-interest

                                LIST OF EXHIBITS

23.1      Independent Auditors' Consent

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrators of the Plans have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                            THE PIONEER COMPANIES SAVINGS PLAN
                                            FOR SALARIED EMPLOYEES

                                            THE PIONEER COMPANIES SAVINGS
                                            PLAN FOR HENDERSON BARGAINING
                                            UNIT EMPLOYEES

                                            THE PIONEER COMPANIES SAVINGS PLAN
                                            FOR TACOMA BARGAINING UNIT EMPLOYEES

                                            THE KEMWATER NORTH AMERICA SAVINGS
                                            PLAN

                                            THE ALL-PURE SAVINGS PLAN



Date:  June 28, 1999                        By:  PIONEER CHLOR-ALKALI CO., INC.
                                                 EMPLOYEE BENEFITS COMMITTEE



                                            By:  /s/ Jerry B. Bradley
                                                -------------------------------
                                                 Jerry B. Bradley
                                                 Chairman

                                 EXHIBIT INDEX

EXHIBIT
NUMBER
------
 23.1          Independent Auditor's Consent